UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 8) (1)


                        THE ELDER-BEERMAN STORES CORP.
------------------------------- ----------------------------------------------
                               (Name of Issuer)

                     Common Stock, no par value per share
------------------------------------------------------------------------------
                        (Title of Class of Securities)



                                   284470101
                    --------------------------------------
                                (CUSIP Number)

                     Stuart J. Lissner, Managing Director
                               PPM America, Inc.
                       225 West Wacker Drive, Suite 1200
                               Chicago, IL 60606
                           Telephone: (312) 634-2501

------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)


                                 July 7, 2003
         -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box [ ].








(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

                             (Page 1 of 11 Pages)

                                 SCHEDULE 13D
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CUSIP No. 284470101                13D                      Page 2 of 11 Pages
------------------------                               ------------------------


-------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS:  PPM America Special Investments Fund,
              L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP          (a)  |_|
                                                                      (b)  |X|
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
              00
-------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(D) OR 2(E)                                         |_|
-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
-------------------------------------------------------------------------------
          NUMBER OF                 7      SOLE VOTING POWER
            SHARES                         None.
         BENEFICIALLY
           OWNED BY                 8      SHARED VOTING POWER
             EACH                          1,053,712 shares
          REPORTING
            PERSON                  9      SOLE DISPOSITIVE POWER
             WITH                          None.

                                    10     SHARED DISPOSITIVE POWER
                                           1,053,712 shares

-------------------------------------------------------------------------------
     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,053,712 shares
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                       |_|
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              9.1%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              PN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D
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CUSIP No. 284470101                13D                      Page 3 of 11 Pages
------------------------                               ------------------------



-------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON:  PPM America Fund Management GP, Inc.
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP          (a)  |_|
                                                                      (b)  |X|
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
              00
-------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(D) OR 2(E)                                         |_|
-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
-------------------------------------------------------------------------------
          NUMBER OF                 7      SOLE VOTING POWER
            SHARES                         None.
         BENEFICIALLY
           OWNED BY                 8      SHARED VOTING POWER
             EACH                          1,053,712 shares (1)
          REPORTING
            PERSON                  9      SOLE DISPOSITIVE POWER
             WITH                          None.

                                   10      SHARED DISPOSITIVE POWER
                                           1,053,712 shares (1)
-------------------------------------------------------------------------------
     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,053,712 shares (1)
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                       |_|
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              9.1%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              CO
-------------------------------------------------------------------------------
(1) All of the shares of The Elder-Beerman Stores Corp. (the "Issuer") common stock covered by this report are owned beneficially by PPM America Special Investments Fund, L.P. ("SIF I"), and none are owned directly or indirectly by PPM America Fund Management GP, Inc. ("SIF I GP"). SIF I GP is the general partner of SIF I. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that SIF I GP is the beneficial owner of any of the securities covered by this statement.

                                 SCHEDULE 13D
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CUSIP No. 284470101                13D                      Page 4 of 11 Pages
------------------------                               ------------------------


-------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS:  PPM America Special Investments
              CBO II, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             (ENTITIES ONLY):
-------------------------------------------------------------------------------
              CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP        (a)  |_|
                                                                    (b)  |X|
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
              00
-------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(D) OR 2(E)                              |_|
-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
-------------------------------------------------------------------------------
          NUMBER OF                 7      SOLE VOTING POWER
            SHARES                         None.
         BENEFICIALLY
           OWNED BY                 8      SHARED VOTING POWER
             EACH                          629,556 shares
          REPORTING
            PERSON                  9      SOLE DISPOSITIVE POWER
             WITH                          None.

                                   10      SHARED DISPOSITIVE POWER
                                           629,556 shares
-------------------------------------------------------------------------------
     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 629,556 shares
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                       |_|
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              5.4%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              PN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D
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CUSIP No. 284470101                13D                      Page 5 of 11 Pages
------------------------                               ------------------------


-------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS:  PPM America CBO II Management Company
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP          (a)  |_|
                                                                      (b)  |X|
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
              N/A
-------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(D) OR 2(E)                                |_|
-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
-------------------------------------------------------------------------------
          NUMBER OF                 7      SOLE VOTING POWER
            SHARES                         0
         BENEFICIALLY
           OWNED BY                 8      SHARED VOTING POWER
             EACH                          629,556 shares (2)
          REPORTING
            PERSON                  9      SOLE DISPOSITIVE POWER
             WITH                          0

                                    10      SHARED DISPOSITIVE POWER
                                            629,556 shares (2)
-------------------------------------------------------------------------------
     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 629,556 shares (2)
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                       |_|
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              5.4%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              PN
-------------------------------------------------------------------------------
(2) All of the shares of Issuer common stock covered by this report are owned beneficially by PPM America Special Investments CBO II, L.P. ("CBO II"), and none are owned directly or indirectly by PPM America CBO II Management Company ("CBO II GP"). CBO II GP is the general partner of CBO II. As permitted by
Rule 13d-4, the filing of this statement shall not be construed as an admission that CBO II GP is the beneficial owner of any of the securities covered by this statement.

                                 SCHEDULE 13D
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CUSIP No. 284470101                13D                      Page 6 of 11 Pages
------------------------                               ------------------------


-------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS:  PPM MGP (Bermuda), Ltd.
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP          (a)  |_|
                                                                      (b)  |X|
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
              00
-------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(D) OR 2(E)                                |_|
-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Bermuda
-------------------------------------------------------------------------------
          NUMBER OF                 7      SOLE VOTING POWER
            SHARES                         None.
         BENEFICIALLY
           OWNED BY                 8      SHARED VOTING POWER
             EACH                          629,556 shares (3)
          REPORTING
            PERSON                  9      SOLE DISPOSITIVE POWER
             WITH                          None.

                                   10      SHARED DISPOSITIVE POWER
                                           629,556 shares (3)
-------------------------------------------------------------------------------
     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 629,556 shares (3)
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                       |_|
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              5.4%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              CO
-------------------------------------------------------------------------------
(3) All of the shares of Issuer common stock covered by this report are owned beneficially by CBO II, and none of such securities are owned directly or indirectly by PPM Bermuda. PPM Bermuda is the managing general partner of CBO II GP. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that PPM Bermuda is the beneficial owner of any of the securities owned beneficially by CBO II.

                                 SCHEDULE 13D
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CUSIP No. 284470101                13D                      Page 7 of 11 Pages
------------------------                               ------------------------


-------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS:  PPM America, Inc.
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP          (a)  |_|
                                                                      (b)  |X|
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
              00
-------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(D) OR 2(E)                                |_|
-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
-------------------------------------------------------------------------------
          NUMBER OF                 7      SOLE VOTING POWER
            SHARES                         0
         BENEFICIALLY
           OWNED BY                 8      SHARED VOTING POWER
             EACH                          1,683,268 shares (4)
          REPORTING
            PERSON                  9      SOLE DISPOSITIVE POWER
             WITH                          None.

                                   10      SHARED DISPOSITIVE POWER
                                           1,683,268 shares (4)
-------------------------------------------------------------------------------
     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,683,268 shares (4)
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                       |_|
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              14.5%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              IA
-------------------------------------------------------------------------------
(4) All of the shares of Issuer common stock covered by this report are owned beneficially by SIF I and CBO II, and none of such securities are owned directly or indirectly by PPM America, Inc. PPM America, Inc. is the investment manager/adviser of each of SIF I and CBO II. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that PPM America, Inc. is the beneficial owner of such the securities owned beneficially by SIF I and CBO II.

                                 SCHEDULE 13D
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CUSIP No. 284470101                13D                      Page 8 of 11 Pages
------------------------                               ------------------------


-------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS:  PPM Holdings, Inc.
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP          (a)  |_|
                                                                      (b)  |X|
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
              00
-------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(D) OR 2(E)                                |_|
-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
-------------------------------------------------------------------------------
          NUMBER OF                 7      SOLE VOTING POWER
            SHARES                         None.
         BENEFICIALLY
           OWNED BY                 8      SHARED VOTING POWER
             EACH                          1,683,268 shares (5)
          REPORTING
            PERSON                  9      SOLE DISPOSITIVE POWER
             WITH                          None.

                                   10      SHARED DISPOSITIVE POWER
                                           1,683,268 shares (5)
-------------------------------------------------------------------------------
     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,683,268 shares (5)
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                       |_|
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              14.5%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              CO
-------------------------------------------------------------------------------
(5) All of the shares of Issuer common stock covered by this report are owned beneficially by SIF I or CBO II. Each of SIF I GP and CBO II GP are subsidiaries of PPM Holdings, Inc. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that PPM Holdings, Inc. is the beneficial owner of any of the securities covered by this statement.

         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended, the undersigned hereby amend their Schedule 13D Statement dated September 20, 1999 (the "Schedule 13D"), as amended on February 24, 2000, March 7, 2000, March 21, 2000, June 7, 2000, July 21, 2000, April 26, 2001, and May 28, 2003,
relating to the Common Stock, no par value per share, of the Issuer. Unless otherwise indicated, any defined term used herein shall have the meaning given to such term in the Schedule 13D.

Item 1.  Security and Issuer.
         -------------------

         No Amendment.

Item 2.  Identity and Background.
         -----------------------

         No Amendment.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         No Amendment.

Item 4.  Purpose of Transaction.
         ----------------------

         No Amendment.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         Item 5(a), (b) and (c) is hereby amended and restated as follows:

         (a) and (b)       SIF I is the beneficial owner of 1,053,712 shares
of Common Stock, representing approximately 9.1% of the Issuer's outstanding Common Stock. SIF I shares voting and dispositive power over these shares with SIF I GP who, as the general partner of SIF I, may be deemed to be the beneficial owner of those shares beneficially owned by SIF I.


         CBO II is the beneficial owner of 629,556 shares of Common Stock, representing approximately 5.4% of the Issuer's outstanding Common Stock. CBO II shares voting and dispositive power over these shares with CBO II GP, who, as the general partner of CBO II, may be deemed to be the beneficial owner of those shares beneficially owned by CBO II.


         PPM Bermuda, as the managing general partner of CBO II GP, may be deemed to be the beneficial owner of 629,556 shares of Common Stock, representing approximately 5.4% of the outstanding Common Stock, and PPM America, as investment manager/adviser to SIF I and CBO II, may be deemed to be the beneficial owner of 1,683,268 shares of Common Stock, representing approximately 14.5% of the outstanding Common Stock. Holdings, as the parent company of SIF I GP, CBO II GP, PPM America and PPM Bermuda may be deemed to be the beneficial owner of 1,683,268 shares of Common Stock, representing approximately 14.5% of the outstanding Common Stock. All percentages set forth in this amendment to the Schedule 13D are based upon the Issuer's reported 11,581,445 outstanding shares of Common Stock as of June 12, 2003, as reported in the Issuer's Form 10-Q for the quarter ended May 3, 2003.

         (c) The following transactions in the Common Stock were effected by the Reporting Persons during the sixty (60) days preceding the date of this report. All of such transactions represent open market transactions:


-------------------------------------------------------------------------------------------------------------------

Reporting Person                            Date of Disposition       Number of Shares Sold      Price per Share
----------------                            -------------------       ---------------------      ---------------
-------------------------------------------------------------------------------------------------------------------
PPM America Special Investments             May 16, 2003              38,812                     $4.88
Fund, L.P.
                                            May 19, 2003              4,382                      $4.88

                                            May 20, 2003              626                        $4.75

                                            May 21, 2003              10,955                     $4.76

                                            May 22, 2003              47,012                     $5.00

                                            May 23, 2003              13,146                     $5.30

                                            July 7, 2003              62,599                     $5.88
-------------------------------------------------------------------------------------------------------------------
PPM America Special Investments             May 16, 2003              23,188                     $4.88
CBO II, L.P.
                                            May 19, 2003              2,618                      $4.88

                                            May 20, 2003              374                        $4.75

                                            May 21, 2003              6,545                      $4.76

                                            May 22, 2003              28,088                     $5.00

                                            May 23, 2003              7,854                      $5.30

                                            July 7, 2003              37,401                     $5.88
------------------------------------------------------------------------------------------------------------------



Item 6.  Contracts, Arrangements, Understanding or Relationships
         With Respect To Securities Of The Issuer.
         ----------------------------------------

         No Amendment.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         Joint Filing Agreement dated July 7, 2003.

                                   Signature

         After reasonable inquiry and to the best of the undersigneds' knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   July 8, 2003

PPM AMERICA SPECIAL INVESTMENTS             PPM AMERICA SPECIAL INVESTMENTS
FUND, L.P.                                  CBO II, L.P.
By:  PPM America, Inc.                      By:  PPM America, Inc.
As Attorney-in-Fact                         As Attorney-in-Fact

By:/S/ Brian Schinderle                     By:/S/ Brian Schinderle
   -----------------------------               --------------------------------
Brian Schinderle                            Brian Schinderle
Senior Managing Director                    Senior Managing Director

PPM AMERICA FUND MANAGEMENT                 PPM AMERICA, INC.
GP, INC.

By:/S/ Brian Schinderle                     By:/S/ Brian Schinderle
   -----------------------------               --------------------------------
Brian Schinderle                            Brian Schinderle
Senior Vice President                       Senior Managing Director


PPM AMERICA CBO II MANAGEMENT               PPM MGP (BERMUDA), LTD.
COMPANY
By:   PPM MGP (Bermuda), Ltd.               By:/S/ Brian Schinderle
Its:  Managing General Partner                 ---------------------------------
/S/ Brian Schinderle                        Brian Schinderle
--------------------------------
Brian Schinderle
Senior Vice President

PPM HOLDINGS, INC.

By:/S/ Lori Seegers
   ------------------------------
Lori C. Seegers
Senior Vice President


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be riled with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.

         The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                   EXHIBIT


                            JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any amendments thereto) with respect to the common stock, no par value per share, of The Elder-Beerman Stores Corp. The undersigned further consent and agree to the inclusion of this Agreement as an Exhibit to such Schedule 13D. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

           IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 8th day of July, 2003.

PPM AMERICA SPECIAL INVESTMENTS             PPM AMERICA SPECIAL
FUND, L.P.                                  INVESTMENTS CBO II, L.P.

By:  PPM America, Inc.                      By:  PPM America, Inc.
As Attorney-in-Fact                         As Attorney-in-Fact

By: /S/ Brian Schinderle                    By: /S/ Brian Schinderle
    ----------------------------               --------------------------------
Brian Schinderle                            Brian Schinderle
Senior Managing Director                    Senior Managing Director

PPM AMERICA FUND MANAGEMENT                 PPM AMERICA, INC.
GP, INC.

By: /S/ Brian Schinderle                    By: /S/ Brian Schinderle
   -----------------------------                -------------------------------
Brian Schinderle                            Brian Schinderle
Senior Vice President                       Senior Managing Director


PPM AMERICA CBO II MANAGEMENT               PPM MGP (BERMUDA), LTD.
COMPANY
By:   PPM MGP (Bermuda), Ltd.               By: /S/ Brian Schinderle
Its:  Managing General Partner                  -------------------------------
                                            Brian Schinderle
By: /S/ Brian Schinderle                    Senior Vice President
    ----------------------------
Brian Schinderle
Senior Vice President

PPM HOLDINGS, INC.

By: /S/ Lori Seegers
   -----------------------------
Lori C. Seegers
Senior Vice President